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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Vicor Corporation

Full Name of Registrant

Former Name if Applicable

25 Frontage Road

Address of Principal Executive Office (Street and Number)
Andover, Massachusetts 01810

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Vicor Corporation (the “Company”) is unable to timely file a Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 without unreasonable effort or expense. The principal reason for the delay in filing the Quarterly Report on Form 10-Q is because certain information for a related party investment was only recently received and the Company needs to complete its accounting related to its investment in the related party. During Q2 2007, the Company made an additional investment of $1 million in the related party and agreed to a further investment of $1 million if certain conditions are met. The additional investment made in Q2 2007 requires the Company to account for the investment in the related party under the equity method of accounting and to retroactively restate its previously issued consolidated financial statements to reflect the equity method of accounting in prior periods. Certain financial information for the years ended December 31, 2003, 2004, 2005 and 2006 for the related party has been recently received, but the Company needs to complete its review of this information in order to record the appropriate adjustments for the equity method of accounting in order to file the Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 timely. In addition, the Company is performing additional valuation analyses to determine if any further adjustment in its investment is required due to other than temporary declines in value.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Mark A. Glazer	(978)	470-2900
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

- The Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed in Part III above, under equity method accounting, the Company is required to retroactively restate its previously issued consolidated financial statements. Accordingly, the Company expects that there will be changes in the results of operations from the corresponding period for the last fiscal year. The Company cannot make a reasonable estimate of the amount of the changes, though, until the Company has completed its review of the audited historical financial statements of GWS in order to record the appropriate adjustments for the equity method of accounting and has completed additional valuation analyses to determine if any further adjustments in its investment is required due to other than temporary declines in value.

Vicor Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

VICOR CORPORATION

Date	November 8, 2007	By	/s/ Mark A. Glazer

Chief Financial Officer